Bank of America Corporation and Subsidiaries				Exhibit 12
Ratio of Earnings to Fixed Charges
Ratio of Earnings to Fixed Charges and Preferred Dividends
(Dollars in millions)	Six Months Ended June 30, 2008	Year Ended December 31
		2007	2006	2005	2004	2003
Excluding Interest on Deposits

Income before income taxes	$6,719	$20,924	$31,973	$24,480	$20,908	$15,781
Equity in undistributed earnings of unconsolidated subsidiaries	(185)	(95)	(315)	(151)	(135)	(125)
Fixed charges:
Interest expense	13,166	34,778	29,514	18,397	9,072	6,105
1/3 of net rent expense (1)	367	669	609	585	512	398
Total fixed charges	13,533	35,447	30,123	18,982	9,584	6,503
Preferred dividend requirements	547	254	33	27	23	6
Fixed charges and preferred dividends	14,080	35,701	30,156	19,009	9,607	6,509
Earnings	$20,067	$56,276	$61,781	$43,311	$30,357	$22,159
Ratio of earnings to fixed charges	1.48	1.59	2.05	2.28	3.17	3.41
Ratio of earnings to fixed charges and preferred dividends	1.43	1.58	2.05	2.28	3.16	3.40

(Dollars in millions)	Six Months Ended June 30, 2008	Year Ended December 31
		2007	2006	2005	2004	2003
Including Interest on Deposits

Income before income taxes	$6,719	$20,924	$31,973	$24,480	$20,908	$15,781
Equity in undistributed earnings of unconsolidated subsidiaries	(185)	(95)	(315)	(151)	(135)	(125)
Fixed charges:
Interest expense	21,274	52,871	43,994	27,889	14,993	10,667
1/3 of net rent expense (1)	367	669	609	585	512	398
Total fixed charges	21,641	53,540	44,603	28,474	15,505	11,065
Preferred dividend requirements	547	254	33	27	23	6
Fixed charges and preferred dividends	22,188	53,794	44,636	28,501	15,528	11,071
Earnings	$28,175	$74,369	$76,261	$52,803	$36,278	$26,721
Ratio of earnings to fixed charges	1.30	1.39	1.71	1.85	2.34	2.41
Ratio of earnings to fixed charges and preferred dividends	1.27	1.38	1.71	1.85	2.34	2.41

(1) Represents an appropriate interest factor.